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                          April 1, 2024

       Riad Sherif
       Chief Executive Officer
       Oculis Holding AG
       Bahnhofstrasse 7
       CH-6300
       Zug, Switzerland

                                                        Re: Oculis Holding AG
                                                            Registration
Statement on Form F-3
                                                            Filed April 1, 2024
                                                            File No. 333-278409

       Dear Riad Sherif:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Katie Kazem, Esq.